UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Itamar Medical LTD.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01 per share

(Title of Class of Securities)

465437 10 1

(CUSIP Number)

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 465437 10 1	Page 2 of 9

1.	Name of reporting persons: MS PACE LP
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Citizenship or place of organization: State of Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 28,317,403
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 28,317,403
	8.	Shared dispositive power: -0-

9.	Aggregate amount beneficially owned by each reporting person: 28,317,403 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 6.7% (see item 4)
12.	Type of reporting person: IV

CUSIP No. 465437 10 1	Page 3 of 9

1.	Name of reporting persons: MS PACE MANAGEMENT, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Citizenship or place of organization: State of Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 28,317,403
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 28,317,403

9.	Aggregate amount beneficially owned by each reporting person: 28,317,403 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 6.7% (see item 4)
12.	Type of reporting person: IV

CUSIP No. 465437 10 1	Page 4 of 9

1.	Name of reporting persons: SIGHTLINE MS GP, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Citizenship or place of organization: State of Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 28,317,403
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 28,317,403

9.	Aggregate amount beneficially owned by each reporting person: 28,317,403 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 6.7% (see item 4)
12.	Type of reporting person: IV

CUSIP No. 465437 10 1	Page 5 of 9

Item 1(a).	Name of issuer:

Itamar Medical Ltd.

Item 1(b).	Address of issuer’s principal executive offices:

9 Halamish Street

Caesarea 3088900, Israel

Item 2(a).	Names of person filing:

MS PACE LP

Item 2(b).	Address of principal business office:

8500 Normandale Lake Blvd, Suite 1070

Bloomington, MN 55437

Item 2(c).	Citizenship:

Citizenship is set forth in Row

4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Ordinary Shares, par value of NIS 0.01 per share, of the Issuer.

Item 2(e).	CUSIP No.:

465437 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 465437 10 1	Page 6 of 9

Item 4.	Ownership

(a)	Amount beneficially owned: 28,317,403
(b)	Percent of class: 6.7% (see below)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 28,317,403
(ii)	Shared power to vote or to direct the vote: 28,317,403 MC Pace Management, LLC Sightline MS GP, LLC
(iii)	Sole power to dispose or to direct the disposition of: 28,317,403
(iv)	Shared power to dispose or to direct the disposition of: 28,317,403 MC Pace Management, LLC Sightline MS GP, LLC

As of February 8, 2021, MS Pace LP (“MSP”), a Delaware limited partnership, and its controlling corporation, MS Pace Management, LLC, a Delaware limited liability company (“MSP Management”) and Sightline MS GP, LLC, a Delaware limited liability company (“Sightline,” and together with MSP and MSP Management, the “Reporting Persons”), beneficially owned 28,317,403 shares, or 6.7% based on 424,200,368 ordinary shares outstanding as of September 30, 2020.

MSP Management as General Partner of MSP and its General Partner, Sightline, may be deemed to have the shared power to direct the disposition and vote of, and therefore to own the shares held by the Reporting Persons. Each of MSP Management and Sightline disclaim beneficial ownership of these securities, and this report shall not be deemed an admission that either MSP Management or Sightline is the beneficial owner of the securities for purposes of Section 13 or any other purpose.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

CUSIP No. 465437 10 1	Page 7 of 9

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 465437 10 1	Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SIGHTLINE MS GP, LLC

By:	/s/ Buzz Benson
Name:	Name: Buzz Benson
Title:	Title: Manager

MS PACE MANAGEMENT, LLC

By:	/s/ Buzz Benson
Name:	Name: Buzz Benson
Title:	Title: Manager

MS PACE LP

By:	/s/ Buzz Benson
Name:	Name: Buzz Benson
Title:	Title: Manager

CUSIP No. 465437 10 1	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Schedule 13G filed July 31, 2019)